Exhibit 99.1
[DISPLAY TYPE GRAPHIC OMITTED]	C 2 0 0 4 Q1

R E P O R T  T O  S H A R E H O L D E R S

Highlights:

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  Net debt $370 million compared to $373 million in previous quarter and $538 million in the prior year's quarter

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  Revenue $212 million compared to $226 million in prior year's quarter

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  EBITDA* $33 million compared to $27 million in prior year's quarter — up 23%

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  Advertising revenue up 23% compared to prior year's quarter

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  CSI: NY ordered by CBS. Series to air during 2004/2005 broadcast season

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  Acquired Aurum Producciones, leading Spanish independent film distributor

TORONTO, CANADA — June 3, 2004 — Alliance Atlantis Communications Inc. today announced financial and operating results for the three months ended March 31, 2004.

Consolidated revenue for the period was $211.6 million compared to $225.8 million in the same period last year. Broadcasting recorded a 13% increase; Motion Picture Distribution recorded a 12% increase; and, as expected, Entertainment's revenue contribution decreased by 34% due to reduced production volumes and timing of international sales.

Consolidated EBITDA* for the three months ended March 31, 2004, was $33.1 million compared to $26.8 million in the prior year's period — up 23%. Broadcasting contributed $17.5 million, representing a 51% increase; Motion Picture Distribution contributed $16.3 million representing a 92% increase; and, due in large part to the Company's decision to exit the majority of its historical production business as well as timing of international library sales to broadcasters, Entertainment's EBITDA contribution was $6.9 million compared to $12.6 million in the prior year's quarter.

Operating earnings (which exclude income taxes, discontinued operations, net of tax, investment gains and losses, foreign exchange gains and losses) were $4.2 million for the three months ended March 31, 2004 — compared to an $18.0 million loss in the prior year's period. Net operating earnings were $0.6 million in the quarter, representing the previously described operating earnings (net of $3.6 million of taxes), compared to net operating losses of $19.2 million recorded in the same period last year (net of $1.2 million of taxes). On a diluted per share basis, net operating earnings (loss) were $0.01 compared to ($0.45) in the prior year's period.

Net loss for the three months ended March 31, 2004, was $2.0 million — compared to a $12.5 million loss in the same period last year. Diluted loss per share was $0.05 based on a weighted average 42.9 million shares outstanding compared to diluted loss per share of $0.29 based on a weighted average 42.7 million shares outstanding in the prior year's period.

Operating Group Highlights

"Now that we have largely exited the production business and restructured the Company to align with our broadcast-driven orientation, we are poised to capitalize on strategic growth opportunities in Broadcasting and Motion Picture Distribution while continuing to maximize the value of the CSI franchise," said Michael MacMillan, Chairman and Chief Executive Officer.

Broadcasting

"Our broadcast channels continued to deliver very strong results in the first quarter," said Mr. MacMillan. "In advertising revenues, our specialty channels continued to go from strength to strength, up from the prior year's period by 23%. At the same time, our subscriber base and associated revenue stream continued to grow as part of our ongoing marketing efforts with our cable and satellite partners."

The strong performance of Broadcasting in the first quarter was driven in part by the launch of several successful series including the premiere of season 4 of Trailer Park Boys which drew a cumulative audience of over 1 million viewers, a 45% audience increase versus the season 3 premiere. (NMR: Cumulative audience for Sunday April 11, 2004, based on four plays, V2+)

The broadcast premiere of The Great Escape: The Canadian Story on History Television became the highest-rated documentary to air on the network this year and was among the top documentaries to ever air on History Television. And, owing to the performance of the Jamie's Kitchen New Year's Day Marathon, January 1, 2004, was the highest-rated single day in Food Network Canada's history. These ratings successes are in line with overall Nielsen Media Research data that points to a definite viewing shift away from conventional television and towards specialty television.

"We are well positioned to take advantage of this shift of viewers toward specialty television with a stable of top-ranked channels which carry strong brands and offer entertaining programs that consistently emerge as ratings winners," said Mr. MacMillan.

Motion Picture Distribution**

Motion Picture Distribution once again reported strong results, buoyed by the success of films such as Lost in Translation, Cold Mountain and, the third installment of The Lord of the Rings trilogy, The Return of the King, which has set new box office records.

The record-breaking third installment of the Lord of the Rings trilogy received 11 Oscars®, in addition to becoming the first film in Canadian history to gross over $50 million in box office sales in just 33 days of release. In crossing the $50 million threshold, The Return of the King becomes only the 5th film in Canadian history to do so and joins the first two installments of The Lord of the Rings trilogy. Motion Picture Distribution also expects to continue to generate sales of this groundbreaking trilogy through future catalogue sales and a collector's edition DVD set.

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Motion Picture Distribution also had particular success with individual films acquired for Canadian distribution such as Denys Arcand's acclaimed Les Invasions Barbares. This Academy Award-winner as Best Foreign Film had grossed more than $7.6 million by March 31, 2004, with domestic box office sales receiving an important boost as a result of the Oscar® win.

The Butterfly Effect — starring Ashton Kutcher was a strong theatrical release during the first quarter of 2004 grossing $9.5 million to date and representing 17% of the North American box office for that motion picture. Strong performances were reported for the video/DVD releases of Spy Kids 3D, Freddy vs. Jason and Lost in Translation — starring Bill Murray, the latter of which enjoyed the benefit of its win at the Academy Awards.

In the U.K. in the first quarter, Momentum Pictures had an exceptional theatrical release with Lost in Translation, now the most successful theatrical release in Momentum's history. Strong DVD/video releases in the quarter included Confidence — starring Ed Burns, Rachel Weisz, Dustin Hoffman and Andy Garcia; and Ultimate Yogalates, which ranked #1 on U.K. health and fitness charts. Momentum accounted for 19% of Motion Picture Distribution's first quarter revenue (2003 — 19%). Momentum accounted for $2.3 million of the Motion Picture Distribution Group's EBITDA (2003 — ($0.2) million).

"With this consistent and continued strong performance, Motion Picture Distribution is well positioned for strong performance within Canada as well as expansion into other markets. The acquisition of Spanish film distributor Aurum Producciones S.A. is one of the first examples of Motion Picture Distribution's expansion efforts into foreign markets — efforts that could potentially include other new markets such as France and Germany," said Mr. MacMillan.

Movie Distribution Income Fund (the "Fund") through a subsidiary of its operating entity Motion Picture Distribution LP (the "Partnership") completed the acquisition of Spanish film distributor Aurum Producciones S.A. for approximately $74 million (45 million Euros) in May 2004.

Established in 1995, Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media, including theatrical release, video/DVD and television sales.

The Aurum purchase price was funded through increased borrowing under the Partnership's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Alliance Atlantis exercised its pre-emptive right and invested approximately $15 million in the Partnership representing just over one-half of the private placement.

"This acquisition will make the Motion Picture Distribution LP one of the few independent distributors in the world to be able to acquire rights in three territories, giving it a significantly increased presence in the market for film acquisitions from studios and leading independent producers," added Mr. MacMillan.

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Entertainment

"The restructuring of our production business is now essentially complete," said Mr. MacMillan. "We continue to derive significant benefit from the successful CSI franchise — which includes the original CSI: Crime Scene Investigation, CSI: Miami and the highly anticipated CSI: NY, which is scheduled to premiere on CBS during the 2004/2005 broadcast season."

The CSI franchise accounted for 63% of Entertainment's first quarter revenue and 82% of first quarter gross profit. The Company continues to leverage the CSI franchise in the U.S. and internationally. The original CSI: Crime Scene Investigation is now the most watched series on U.S. television (households), while CSI: Miami is the most watched series on U.S. television on Monday nights. International sales of both series now stand at more than 150 territories sold.

On May 17, 2004 the highly anticipated new spin-off series CSI: NY — starring Gary Sinise and Melina Kanakaredes, was launched through an episode of CSI: Miami on CBS. The episode attracted over 23 million viewers and was the second highest rated program (households) of the week in the U.S. behind CSI: Crime Scene Investigation, which took the top spot with more than 25 million viewers. CBS promptly confirmed that it would pick up CSI: NY for its fall 2004/2005 broadcast schedule. Alliance Atlantis has already secured international license agreements for CSI: NY in Australia (Channel 9), France (TF1), Germany (VOX) Spain (Telecinco) and the U.K. (Channel Five).

Please refer to the attached Unaudited Consolidated Financial Statements, Notes and Supplemental Information.

*Non-GAAP financial measures

The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These non-GAAP financial measures are not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before under noted, which are earnings before amortization, interest, equity losses in affiliates, minority interest, unusual items, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 14 to the Company's consolidated financial statements. Operating earnings (losses) has been defined as earnings (loss) from operations before under noted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (losses) before under noted, earnings (loss) from operations before under noted and discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

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The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss) for the three months ended March 31, 2004 and 2003 (in millions of Canadian dollars):

Shareholder and Investor Information

Stock Exchange Listings:
Toronto Stock Exchange — AAC.A, AAC.B
NASDAQ — AACB

 Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on June 3, 2004 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Investor Contacts:
W. Judson Martin
Senior Executive Vice President
and Chief Financial Officer
Tel: (416) 967-1174

Andrew Akman
Vice President, Corporate Development and
Investor Relations
Tel: (416) 966-7701
Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com
Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1
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